“Targeting Uranium and Gold”

NEWS RELEASE

NEW CORPORATE APPOINTMENTS

Dated: December 6, 2006	TSX-V: CXX

Crosshair Exploration and Mining Corp. (TSX-V: CXX) (the “Company”) is pleased to announce new corporate appointments.

Mr. Leo P. Power has been appointed to the Board of Directors of the Company. Mr. Power has served on the Company’s advisory board since April 2006. Mr. Power (BA, MBA) received his MBA from the Joint Kellogg-Schulich Executive MBA Program at York University. Mr. Power has a combined 5 years experience in direct employment with the Government of Canada and the Government of Newfoundland and Labrador, and another 15 years as an independent Newfoundland and Labrador based business and government relations consultant. Mr. Power served as Senior Assistant to the Honourable John C. Crosbie (1984-1989) during Mr. Crosbie’s tenure in the federal portfolios of Justice Minister and Attorney General of Canada, Minister of Transport and Minister of International Trade. He also acted as Principal Secretary to the former Premier of Newfoundland, the Honourable Tom Rideout, during his term of office in 1989, with wide ranging responsibilities including: coordination of federal-provincial activities, responsibility for political staff in both the Premier’s office and Ministers’ offices, and acting as senior contact person for provincial cabinet, bureaucracy, business community and interest groups. Mr. Power has a number of business interests throughout Newfoundland & Labrador.

Mr. Daniel G. McIntyre has been appointed Vice President Investor Relations of the Company. Mr. McIntyre spent the last two and a half years working at Fronteer Development Group and Aurora Energy Resources Inc. as manager of investor relations and corporate communications. He joins Crosshair already being very familiar with the exploration environment in the Central Mineral Belt of Labrador and the Company’s property portfolio. Mr. McIntyre received a BA Honours Standing from the University of Western Ontario in 1991 and spent the years before joining Fronteer and Aurora working at HSBC Bank Canada focussing on Retail Banking, Information Technology and Risk Management.

About Crosshair

Crosshair is an aggressive uranium and gold exploration and development Company with select projects in Newfoundland and Labrador. The Company has developed into a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador. The 685 sq km Moran Lake Uranium / IOCG Project is host to potentially three significant types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone (“Michelin”) and unconformity types of mineralization. In addition, through option agreements with Rubicon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising early stage high grade gold property at South Golden Promise and Golden Promise.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: greg@crosshairexploration.com:
www.crosshairexploration.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the content of this News Release.

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company’s expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with project development; the need for additional financing; the possibility that future exploration or development results will not be consistent with the Company’s expectations; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.